                                                                  EXHIBIT (a)(1)

                        [LETTER FROM KAYSUN HOLDINGS LLC]


Dear Day Runner Stockholder:

        On September 26, 2001, KAYSUN Holdings LLC intends to take Day Runner, Inc. private through a "short-form" merger. The purposes of this letter and the
Schedule 13e-3 Transaction Statement that accompanies this letter are to:

        -   tell you more about the merger,

        - explain why we think that the $0.10 per share that you will receive in the merger is fair consideration for your shares and

        - let you know about your rights for an appraisal hearing under Delaware law.

        Neither you nor Day Runner's Board of Directors is being asked to approve the merger. Under Delaware law, KAYSUN Holdings LLC beneficially owns a sufficient number of shares to cause the merger to occur. After the merger, KAYSUN Holdings LLC will be the only shareholder of Day Runner. In the merger, which we hope will occur on September 26, 2001 or as soon thereafter as possible, you will receive $0.10 in cash for each share of Day Runner stock that you own as of that date. If you do not believe that $0.10 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.10 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $0.10 per share.

        Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

        After the merger, the common stock of Day Runner will not be publicly traded. Day Runner also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

                                            Sincerely yours,

                                            KAYSUN Holdings LLC